MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) is dated February 27, 2009 for the nine month period ended December 31, 2008 and should be read in conjunction with the Company’s accompanying unaudited consolidated interim financial statements, the audited consolidated financial statements and the MD&A for the year ended March 31, 2008.

Forward Looking Statements

The MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation. Forward-looking statements and information concerning anticipated financial performance are based on management’s assumptions using information currently available. Material factors or assumptions used to develop forward-looking information include potential business prospects, growth strategies, the ability to add production and reserves through development and exploration activities, the ability to reduce costs and extend commitments, projected capital costs, government legislation, well performance, the ability to market production, the commodity price environment and quality differentials and exchange rates. Although management considers its assumptions to be reasonable based on these factors, they may prove to be incorrect.

Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “assume”, “believe”, “estimate”, “expect”, “forecast”, “guidance”, “may”, “plan”, “predict”, “project”, “should”, “will”, or similar words suggesting future outcomes. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to reserves, future production volumes, cash flow, royalty and tax obligations, production expenses, general and administrative expenses, future income taxes, and future exploration and development activities and the related expenditures.

Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking information. These risks and uncertainties include, but are not limited to: commodity price volatility; well performance and marketability of production; transportation and refining availability and costs; exploration and development costs; the recoverability of reserves; reserves estimates and valuations; the Company’s ability to add reserves through development and exploration activities; fluctuations in currency exchange rates; and changes in government legislation and regulations.

The forward-looking statements contained herein are as of February 27, 2009 and are subject to change after this date. Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive and as such undue reliance should not be placed on forward-looking statements. Except as required by applicable securities laws, with the exception of events or circumstances that occurred during the period to which the MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking information for a period that is not yet complete that was previously disclosed to the public, the Company disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Business

TAG Oil Ltd. is an independent Canadian oil and gas production and exploration company with international operations being conducted primarily through its interest in five petroleum permits located in the Taranaki Basin of New Zealand. The Taranaki Basin is a lightly explored area with established commercial production and all of our interests in Taranaki cover 9,760 net acres.

At the date of this report there are six wells producing at the Cheal oil field (TAG: 30.5%) . Having completed and fully commissioned the Cheal production facility during the 2008 fiscal year, the Company is focused on reducing operating costs, increasing production at Cheal and high-grading our exploration prospects while continuing to mitigate the risk of our prospects through technical evaluation and strict cost control. Although the recent fall in oil prices has significantly reduced the Company’s cash-flow provided to the Company by the Cheal oil field, our long-term plan continues to focus on maximizing value at Cheal so that oil revenues can fund our development and exploration programs going forward. During these difficult financial times globally, we also intend to seek extensions on commitments where available and where felt necessary.

Petroleum Property Activities, Production and Capital Expenditures for the quarter ended December 31, 2008

During the quarter ended December 31, 2008 the Company incurred $149,747 (2007: $93,371) worth of net expenditures on its oil and gas properties. For the nine month period ending December 31, 2008 the Company has invested $2,135,562 on its oil and gas properties compared to $5,149,667 for the same period last year. The primary capital expenditures and activities during the third quarter were as follows:

PMP 38156-S: $14,991 (9 months: $809,355) in costs were incurred by the Company during the quarter on the Cheal oil field production facilities and although there were no costs incurred on drilling during the quarter the Company has spent $1,121,304 on drilling during the nine-months ended December 31, 2008.

The Company recorded write-downs on it oil and gas properties amounting to approximately $11.3 million that related primarily to the Cheal Oil Field as a result an independent reserves evaluation to December 31, 2008. Gross reserves were reduced from 2.783 million boe’s to 510,000 boe’s at December 31, 2008. The reduction in reserves relates to results of the unsuccessful drilling operations at Cheal A6 and A6ST, as well as a revised projection of future well performance.

PEP 38746 (TAG: 16.66%): $58,570 (9 months: $61,967) was spent primarliy on a 2D seismic programme conducted over PEP 38746. Upon completion of the seismic interpretation, the Cheal JV is required to make a commitment to drill a well in the permit within the next twelve months or relinquish the permit.

PEP 38748 (TAG 33.33%): $42,393 (9 months: $52,568) was spent primarily on overhead and planning for the Company’s well commitment in mid-2009.

The Company has the following commitments for Capital Expenditure at December 31, 2008:
Contractual Obligations	Total $	Less than One	More than One
		Year $	Year $
Long term debt	-	-	-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations (1)	1,550,000	1,550,000	-
Total Contractual Obligations (2)	1,550,000	1,550,000	-

(1)

The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration and development permit obligations and/or commitments at the date of this report. The Company may choose to alter the program, request extensions, reject development costs, relinquish certain permits or farm-out its interest in permits where practical.

(2)

The Company’s total commitments include those that are required to be incurred to maintain its permits in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required. In addition costs are also included that relate to commitments the Company has made that are in addition to what is required to maintain the permit in good standing.

The Company’s commitments shown above totalling $1,550,000 include exploration and development activities. Certain exploration commitments may exceed the exploration work required under the permit terms to maintain the permits in good standing and are subject to change as work is completed, results are received and whether the required services are available to the Company.

The commitment amounts for capital expenditure relate primarily to the drilling of a well on each of PEP 38738-S (TAG: 30.5% interest) and PEP 38748 (TAG: 33.33% interest) during the first or second quarter of the 2010 fiscal year. The Company is currently participating in the collection of 2-D seismic on PEP 38746 (TAG: 16.66% interest) and has a commitment to plug and abandon the unsuccessful SuppleJack and Kahili wells previoulsy drilled. The Company expects to use working capital on hand as well as cash flow from oil sales to meet these commitments.

Results of Operations

The Company recorded a net loss for the third quarter of the 2009 fiscal year of $11,105,656 ($0.12 loss per share- basic and fully diluted) compared to a loss of $6,596,933 ($0.07 loss per share) for the same period last year. For the nine month period ended December 31, 2008 the company recorded a net loss of $10,177,208 ($0.11 loss per share – basic and fully diluted) compared to a loss of $8,182,530 ($0.09 loss per share) for the same period last year. The net loss for the quarter essentially resulted from a one-time write-down of approximately $11.36 million in PMP 38156-S. Although the Company redcorded a significant loss as a result of the Cheal write-down the Company’s operations remained profitable for another quarterly period. Stock options outstanding are not included in the computation of the diluted loss per share as the inclusion of such securities would be anti-dilutive.

Please also refer to Note 2 of the accompanying unaudited consolidated interim financial statements.

The Company’s revenue for the third quarter consisted of oil and gas sales from the Cheal Oil Field, totalling $728,031 (9 months: $4,323,228) and interest income of $48,183 (9 months: $127,538) compared to $1,238,819 (9 months: $2,921,973) of production revenue and $71,308 (9 months: $371,579) of interest income being recorded for the same period last year. Interest income decreased for the year when compared to the same period last year as a result of the Company’s lower working capital balances.

During the quarter ended December 31, 2008, the Cheal oil field produced 42,740 (9 months: 124,163) gross barrels of oil and 42,687 (9 months: 135,687) gross barrels of oil were sold with associated gas produced being used to generate electricity on-site with a small amount of excess gas being sold to an independent third party. The Company’s 30.5% share of oil produced and sold for the quarter was 13,036 (9 months: 37,870) and 13,020 (9 months: 41,385), respectively. The Company’s share of production costs for the third quarter of the 2009 fiscal year amounted to $328,912 (9 months: $1,269,522) while depletion and royalties amounted to $346,573 (9 months: $1,087,969) and $31,203 (9 months: $185,582), respectively.

Production for the quarter averaged 465 barrels gross per day (TAG: 142 barrels per day). The temporary tie-in of the Cheal A7 well enabled the Cheal JV to maintain production of approximately 450 barrels per day over the nine months ended December 31, 2008 and additional successful drilling is required to maintain and increase daily production. The joint venture is also considering the implementation of a formal cycling plan to manage gas to oil ratio’s and additional work is also being conducted to identify the potential benefits of downhole heating, a waterflood program and a fracture stimulation operation in order to further develop the Cheal field to capture the maximum amount of reserves. Gas export from the field commenced on December 21, 2007 with a total of 30.03 million standard cubic feet being exported to the Waihapa Production Station to March 31, 2008 and 30.351 million standard cubic feet being exported during the first quarter of the 2009 fiscal year.

In July 2008, the Waihapa Production Station (“WPS”) was shut down due to inadequate supplies of gas to the facility from other sources and remains shut-down at the date of this report. The Cheal field oil production produces very small volumes of gas; most of which is used to operate the plant and generate electricity into the grid. However any residual amounts of gas was being processed at the WPS and sold prior to the shut-down. As a result of the shut down, processing of raw gas from Cheal into the WPS has been suspended and oil production as a result is required to be cycled to ensure excess gas is not produced. It is uncertain when processing through the WPS will begin again.

Since the Company acquired its interest in PMP 38156-S in June 2006, the Cheal oil field has produced 338,995 barrels of oil to December 31, 2008. From November 2004 to December 31, 2008, however, the Cheal oil field has produced 432,689 barrels of oil.

General and administrative (“G&A”) costs for the third quarter of the 2009 fiscal year were $429,179 (9 months: $1,148,754) and $421,921 (9 months: $1,585,634) for the comparable period as last year.

A comparative summary of the Company’s G&A costs over the three and nine months ending December 31, 2008 is as follows:

	3 months ended December 31		9 months ended December 31

	2008	2007	2008	2007

Consulting fees	$125,925	$60,127	$225,201	$68,399
Directors fees	3,000	10,000	22,000	59,741
Filing, listing and transfer agent	13,096	17,892	37,620	39,547
Reports	-	-	31,062	17,468
Office and administration	41,249	43,790	110,074	96,695
Professional fees	82,517	51,377	122,966	119,368
Rent	15,009	9,675	34,323	33,710
Shareholder relations and
communications	12,471	79,204	64,979	126,859
Travel	21,499	29,225	73,011	103,289
Wages	116,276	164,442	469,845	1,012,332
Overhead recoveries	(1,863)	(43,811)	(42,327)	(91,774)
	$429,179	$421,921	$1,148,754	$1,585,634

In addtion to the G&A costs above:

a. The Company recorded a foreign exchange gain for the third quarter amounting to $573,099 (9 months: $478,270) compared to a foreign exchange loss of $188,290 (9 months: $1,373,180) last year. The foreign exchange gain for the quarter was caused by fluctuations of both the U.S. and New Zealand dollar in comparison to the Canadian dollar.

b. The Company recorded stock option compensation costs of $6,339 for the quarter ending December 31, 2008 (9 months: $19,019) relating to the amortization of the fair value compensation cost of stock options previously granted.

c. The Company incurred a nominal amount of general exploration costs (recoveries) for the quarter (9 months: $16,923) compared to $87,712 for the same quarter last year (9 months: $479,892).

d. The Company received $99,164 from Austral Pacific as part of the agreement to resolve the dispute related to the construction of the Cheal facility. Specifically, the $99,164 consists of the first four of twelve payments Austral Pacific will pay to the Company after successfully completing the Cheal A7 well for production.

Please also refer to Note 2 of the accompanying unaudited consolidated interim financial statements for information relating to the Company’s assets.

Summary of Quarterly Information

2009				2008				2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$

Total revenue	728,031	1,534,373	2,060,824	1,181,981	1,238,819	789,655	893,499	366,611

General and administrative	(429,179)	(396,850)	(322,725)	(735,459)	(421,921)	(779,753)	(383,961)	(741,455)

Foreign Exchange	573,099	(34,808)	(60,021)	(509,337)	(188,290)	(633,645)	(551,244)	47,086

Stock option compensation	6,339	(6,341)	(6,339)	(11,382)	(22,817)	(22,817)	(22,817)	(23,838)

Other	(11,983,946)	(958,880)	(880,785)	(276,812)	(7,202,724)	(27,274)	(847,240)	(15,992,555)

Net income (loss)	(11,105,656)	137,494	790,954	202,615	(6,596,933)	(673,834)	(911,763)	(16,344,151)

Basic income (loss) per share	(0.12)	0.00	0.01	0.00	(0.07)	(0.01)	(0.01)	(0.19)

Diluted income (loss) per share	(0.12)	0.00	0.00	0.00	(0.07)	(0.01)	(0.01)	(0.19)

Liquidity and Capital Resources

The Company ended the third quarter with $6,529,350 (December 31, 2007: $6,290,663) in cash and cash equivalents and $7,696,811 (December 31, 2007: $7,822,243) in working capital. This compares to $6,553,101 in cash and cash equivalents and $7,511,039 in working capital for the year ended March 31, 2008. As of the date of this report the Company is adequately funded to meet its capital and ongoing requirements for the next twelve months based on the current exploration and development programs and anticipated revenue from the Cheal oil field. Additional material commitments, changes to production estimates or any acquisitions by the Company may require a source of additional financing. Alternatively certain permits may be farmed-out or relinquished.

Off-Balance Sheet Arrangements and Proposed Transactions

The Company has no off-balance sheet arrangements or proposed transactions.

Related Party Transaction

The Company was not involved in any related party transaction during the period ended December 31, 2008 outside of paying wages and certain other general and adminstrative expenses as disclosed in this report and in the accompanying unaudited consolidated interim financial statements.

Subsequent Events

For more information please also refer to Note 10 of the accompanying unaudited consolidated financial statements.

Share Capital

Please refer to Notes 6 and 10 of the accompanying unaudited consolidated financial statements for share capital information to the date of this report.

Business Risks and Uncertainties

The Company, like all companies in the international oil and gas sector, is exposed to a variety of risks which include title to oil and gas interests, the uncertainty of finding and acquiring reserves, funding and developing those reserves and finding storage and markets for them. In addition there are commodity price fluctuations, interest and exchange rate changes and changes in government regulations. The oil and gas industry is intensely competitive and the Company must compete against companies that have larger technical and financial resources. The Company works to mitigate these risks by evaluating opportunities for acceptable funding, considering farm-out opportunities that are available to the Company, operating in politically stable countries, aligning itself with joint venture partners with significant international experience and by employing highly skilled personnel. The Company also maintains a corporate insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts and other operating accidents and disruptions. The oil and gas industry is subject to extensive and varying environmental regulations imposed by governments relating to the protection of the environment and the Company is committed to operate safely and in an environmentally sensitive manner in all operations. Please also refer to Forward Looking Statements.

Changes in Accounting Policies

Please refer to Note 1 of the accompanying unaudited consolidated financial statements.

Additional information relating to the Company is available on Sedar at www.sedar.com.

CORPORATE INFORMATION
DIRECTORS AND OFFICERS	BANKER
Garth Johnson	Bank of Montreal
President, CEO, CFO and Director	Vancouver, British Columbia
Vancouver, British Columbia
LEGAL COUNSEL
John Vaccaro	Blake, Cassels & Graydon
Director	Vancouver, British Columbia
Vancouver, British Columbia
Bell Gully
Dan Brown	Wellington, New Zealand
Director
Vancouver, British Columbia	AUDITORS
De Visser Gray
Guiseppe (Pino) Perone	Chartered Accountants
Director	Vancouver, British Columbia
Vancouver, British Columbia
REGISTRAR AND TRANSFER AGENT
CORPORATE OFFICE	Computershare Investor Services Inc.
Suite 2901, 1050 Burrard Street	100 University Avenue, 9th Floor
Vancouver, British Columbia	Toronto, Ontario
Canada V6Z 2S3	Canada M5J 2Y1
Telephone: 1-604-609-3350	Telephone: 1-800-564-6253
Facsimile: 1-604-682-1174	Facsimile: 1-866-249-7775

REGIONAL EXPLORATION OFFICE	ANNUAL GENERAL MEETING
Wellington, New Zealand	The Annual General Meeting was held
on December 19, 2008 at 10:00am at the
SUBSIDIARIES	offices of Blake, Cassels & Graydon located at
TAG Oil (NZ) Limited	Suite 2600, 595 Burrard Street
TAG Oil (Canterbury) Limited	Vancouver, B.C. V7X 1L3
Cheal Petroleum Limited
SHARE LISTING
SHAREHOLDER RELATIONS	TSX Venture Exchange
Telephone: 604-609-3350	Trading Symbol: TAO
Email: ir@tagoil.com	OTC Bulletin Board
Trading Symbol: TAOIF
SHARE CAPITAL
At February 27, 2009, there were	WEBSITE
17,110,216 shares issued and outstanding.	www.tagoil.com
Fully diluted: 18,220,216 shares